August 29, 2014

Via Federal Express and EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Ethan Horowitz, Branch Chief

Re:	Resolute Energy Corporation
Form 10-K for Year Ended December 31, 2013
Filed March 10, 2014
Supplemental response dated August 11, 2014
File No. 001-34464

Dear Mr. Horowitz,

Set forth below are the responses of Resolute Energy Corporation (“we” or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 19, 2014, regarding the above-referenced filings. For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements, page F-8

Note 12 – Supplemental Oil and Gas Information (Unaudited), page F-23

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-24

1.	We have read your response to prior comment 7 in our letter dated July 28, 2014 which indicates that your reserve estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties. Please confirm that the future net cash flows presented on page F-25 in conjunction with your standardized measure include the cash outflows associated with the settlement of the asset retirement obligations relating to the abandonment of your properties. It appears that the amount of discounted future net revenues for your total proved reserves presented in the report filed as Exhibit 99.1 equals the amount disclosed as PV-10 in your Form 10-K.

Securities and Exchange Commission

August 29, 2014

Page 2.

The Company estimates annually the future net cash flows from the salvage value of tangible lease and well equipment and the cost of abandoning our domestic onshore oil and gas properties using a planned systematic program in which a significant number of wells will be abandoned at the same time and where certain economies of scale can be achieved. As a result of the analysis completed at the end of 2013, the Company believes that the resulting salvage value will be substantially equal to or exceed the future abandonment costs. As such, the Company has excluded both amounts from the standardized measure disclosures. Our review of similarly situated SEC registrants indicates that this approach to the treatment of onshore abandonment costs and salvage value is common practice in the oil and gas industry. In light of using that widely accepted practice, therefore, the amount of discounted future net revenue before income tax effects of our total proved reserves presented on page F-25 and in the report filed as Exhibit 99.1 are appropriately intended to be equal.

In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Resolute Energy Corporation

/s/ Theodore Gazulis

Theodore Gazulis

Chief Financial Officer